Exhibit 99.1

1 April 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 31 March 2003 it purchased for cancellation 123,812 Ordinary Shares of ¹/p each at an average price of 161.534p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

9 April 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 8 April 2003 it purchased for cancellation 385,853 Ordinary Shares of ¹/p each at an average price of 155.5p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

10 April 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 9 April 2003 it purchased for cancellation 64,537 Ordinary Shares of ¹/p each at an average price of 154.95p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

11 April 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 10 April 2003 it purchased for cancellation 64,847 Ordinary Shares of ¹/p each at an average price of 154.21p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

24 April 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that it purchased for cancellation 36,144 Ordinary Shares of 1/3p each at an average price of 166p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com

28 April 2003

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 25 April 2003 it purchased for cancellation 335,845 Ordinary Shares of 1/3p each at an average price of 159.8839p per share.

For further information, please contact:

Autonomy Corporation plc	Financial Dynamics
Ian Black	Edward Bridges/Alastair Hetherington
+44 (0) 1223 448000	+44 207 831 3113
ianb@autonomy.com	edward.bridges@fd.com
alastair.hetherington@fd.com